UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                              FORM 12B-25
                                                                SEC FILE NUMBERS

                                                                     33-75510-01
                                                                         1-12944

                 NOTIFICATION OF LATE FILING
                                                                   CUSIP NUMBER

                                                                      46623YAA3
(CHECK ONE):    [   ] Form 10-K and Form 10-KSB
                [   ] Form 20-F     [   ]Form 11-K
                [ X  ] Form 10-Q and Form 10-QSB
                [   ] Form N-SAR

For Period Ended: March 29, 1997
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

  Read Attached Instruction Sheet Before preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         JPS AUTOMOTIVE L.P.
         JPS AUTOMOTIVE PRODUCTS CORP.
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Full Name of Registrant


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Former Name if Applicable

         701 MCCULLOUGH DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)


         CHARLOTTE, NORTH CAROLINA 28262
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City, State and Zip Code





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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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                (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X ]            (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
                           Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c)        The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

         On December 11, 1996, Collins & Aikman Products Co. ("C&A") acquired all of the outstanding equity of the Registrants. Also on December 11, 1996, C&A completed an acquisition of the North American, Spanish and United Kingdom operations of Perstorp AB. In addition, on February 6, 1997, C&A completed the disposition of its Floorcoverings business. The directors, officers and financial and legal personnel of C&A (some of whom are now officers of the Registrants) continue to direct substantial attention to various post-closing and integration issues arising from these transactions. These efforts have diverted those persons from the task of completing and finalizing their review of the Registrants' Report on Form 10-Q for the period ended March 29, 1997. In addition, in connection with the Registrants' acquisition by C & A, the Registrants have experienced certain reductions of personnel involved in the preparation of the Registrants' Report on Form 10-Q. The foregoing has rendered the Registrants unable to file their Form 10-Q by May 13, 1997.

PART IV --- OTHER INFORMATION
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(1)      Name and telephone number of person, to contact in regard to this notification

         John F.  Grossbauer                (704) 548-2351
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                (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[ X  ] Yes   [  ]No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes   [ X ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                               JPS AUTOMOTIVE L.P.
                          JPS AUTOMOTIVE PRODUCTS CORP.
         --------------------------------------------------------------

                  (Name of Registrants as Specified in Charter)


have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.



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                                           JPS Automotive Products Corp.                   JPS Automotive  L.P.
                                                                                           By: PACJ, Inc.,
                                                                                           its general partner


May 12, 1997                                By: /s/ J.  Michael Stepp                  By:  /s/ J.  Michael Stepp
------------------------------                  ---------------------------------          -----------------------
Date                                        J.  Michael Stepp                              J.  Michael Stepp
                                            Executive Vice President                       Executive Vice President
                                            & Chief Financial Officer                      & Chief Financial Officer
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INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.













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